Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

May 21, 2014 and the Prospectus dated March 29, 2012

Registration No. 333-180439

May 21, 2014

ROSETTA RESOURCES INC.

$500,000,000 5.875% Senior Notes due 2024

(the “Notes Offering”)

The information in this pricing term sheet supplements the information in (i) the preliminary prospectus supplement dated May 21, 2014 relating to the Notes Offering, including the documents incorporated by reference therein (the “Prospectus Supplement”) and (ii) the related base prospectus dated March 29, 2012.

Other information presented in the Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus Supplement.

Issuer:	Rosetta Resources Inc.

Security:	5.875% Senior Notes due 2024

Offering Size:	$500,000,000 aggregate principal amount

Net Proceeds to Issuer (before expenses):	$492,500,000

Distribution:	SEC Registered

Final Maturity Date:	June 1, 2024

Issue Price:	100.000% plus accrued interest, if any, from May 29, 2014

Coupon:	5.875%

Yield to Maturity:	5.875%

Spread to Benchmark Treasury:	+334 bps

Benchmark Treasury:	UST 2.5% due May 15, 2024

Interest Payment Dates:	June 1 and December 1

Record Dates:	May 15 and November 15

First Interest Payment Date:	December 1, 2014

Optional Redemption:

Until June 1, 2019, in whole or in part, at a price equal to 100% of the principal amount thereof, plus the “Applicable Premium” as described in the Prospectus Supplement, plus accrued and unpaid interest to the date of redemption.

From and after June 1, 2019, in whole or in part, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the date of redemption, on June 1 of the years set forth below:

	Date	Price
	2019	102.938%
	2020	101.958%
	2021	100.979%
	2022 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	In addition, prior to June 1, 2017, up to 35% at a redemption price equal to 105.875% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption.

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

CUSIP/ISIN Numbers:	CUSIP: 777779 AF6 ISIN: US777779AF62

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BMO Capital Markets Corp. Mitsubishi UFJ Securities (USA), Inc.

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BBVA Securities, Inc. Comerica Securities, Inc. Scotia Capital (USA) Inc.

Trade Date:	May 21, 2014

Expected Settlement Date:

May 29, 2014 (T+5)

We expect that the delivery of the notes will be made against payment therefor on or about May 29, 2014, which is the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or during the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade in order to prevent failed settlement and should consult their own advisors.

Additional Changes to the Preliminary Prospectus Supplement:

The aggregate principal amount of notes to be issued in the offering increased from $400.0 million to $500.0 million. The net proceeds received from the increased amount of $100.0 million will be used to increase the amount of cash to the balance sheet to be used for general corporate purposes as set forth under “Use of Proceeds” in the Prospectus Supplement.

Use of Proceeds

We will receive net proceeds from this offering of approximately $491.8 million, after deducting the underwriting discount and estimated offering expenses.

Capitalization

The “As further adjusted” column is amended to show (in thousands), Cash and cash equivalents of $277,365, Total long-term debt of $1,800,000 and Total capitalization of $3,176,948.

This information does not purport to be a complete description of the notes or the Notes Offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Rosetta Resources Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplements) with the SEC for the Notes Offering. Before you invest, you should read the prospectus (including the preliminary prospectus supplements) in that registration statement and other documents Rosetta Resources Inc. has filed with the SEC for more complete information about Rosetta Resources Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the Prospectus Supplement may be obtained from your sales representative at: J.P. Morgan at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attention: Syndicate Desk, or by calling (800) 245-8812; Wells Fargo Securities at 550 South Tryon Street, 7th Floor, Charlotte, North Carolina 28202, Attention: Client Support, by calling: (800) 326-5897 or by e-mailing a request to: cmclientsupport@wellsfargo.com; BMO Capital Markets Corp. at 3 Times Square, 28th Floor, New York, New York 10036, Attention: Maya Patel, or by calling (212) 702-1822; or Mitsubishi UFJ Securities at 1633 Broadway, 29th Floor, New York, NewYork 10019, Attention: Capital Markets Group, or by calling (877) 649-6848.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.